UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 66480/February 28, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14744

_____

In the Matter of   :
                                                              :
TELOS, INC.,   :
TIANRONG INTERNET PRODUCTS AND   :
   SERVICES, INC. (f/k/a MAS ACQUISITION   :   ORDER MAKING FINDINGS AND
   XVII CORP.),   :   REVOKING REGISTRATIONS
TIANRONG BUILDING MATERIAL   :   BY DEFAULT
   HOLDINGS, LTD. (f/k/a MAS ACQUISITION :
   XVIII CORP.),   :
TSS LTD.,   :
TUFF COAT MANUFACTURING, INC. (f/k/a   :
   OSAGE ACQUISITION CORP.),   :
TULTEX CORP., TVA, INC.,   :
TYGER HOLDING, INC., and   :
U.S. ENERGY SYSTEMS, INC.   :

_____

SUMMARY

      This Order revokes the registrations of the registered securities of Telos, Inc., Tianrong Building Material Holdings, Ltd. (f/k/a MAS Acquisition XVIII Corp.), TSS Ltd., Tuff Coat Manufacturing, Inc. (f/k/a Osage Acquisition Corp.), Tultex Corp., TVA, Inc., Tyger Holding, Inc., and U.S. Energy Systems, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

      The Commission initiated this proceeding on February 6, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

_____

[1] Tianrong Internet Products and Services, Inc., filed an Answer to the Order Instituting Proceedings and remains in the proceeding.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by February 9, 2012.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Telos, Inc. (CIK No. 1387000),[3] is a void Delaware corporation located in Fort Myers, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended June 30, 2007, which reported a net loss of over $33,000 for the prior six months.

Tianrong Building Material Holdings, Ltd. (f/k/a MAS Acquisition XVIII Corp.) (CIK No. 1093988), is an expired Utah corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1999, which reported a net loss of $5 for the prior three months. On November 25, 1996, a permanent injunction was entered against the company, enjoining it from violations of the Exchange Act, including Section 13(a). As of January 30, 2012, the company's stock (symbol "TNRG") was traded on the over-the-counter markets.

TSS Ltd. (CIK No. 848013) is a Delaware corporation located in Westport, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended February 28, 1994, which reported a net loss of over $4.6 million for the prior nine months.

Tuff Coat Manufacturing, Inc. (f/k/a Osage Acquisition Corp.) (CIK No. 1119179) is a revoked Nevada corporation located in Willow Grove, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 22, 2001.

---

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Tultex Corp. (CIK No. 100166) is a purged Virginia corporation located in Martinsville, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 2, 1999, which reported a net loss of over $35 million for the prior three months.

TVA, Inc. (CIK No. 1198714), is a permanently revoked Nevada corporation located in Great Neck, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on December 2, 2002, which reported a net loss of over $7,000 for the period between the company's June 18, 2002, inception and July 31, 2002.

Tyger Holding, Inc. (CIK No. 1374069) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on September 28, 2006, which reported a net loss of $421 for the period between its inception on March 28, 2006 and June 30, 2006.

U.S. Energy Systems, Inc. (CIK No. 351917), is a Delaware corporation located in Avon, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2006, which reported a net loss of over $27.5 million for the prior twelve months. On January 9, 2008, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was still pending as of January 30, 2012.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket

2419; <u>Eagletech Commc'ns, Inc.</u>, Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

<u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); <u>accord</u> <u>e-Smart Techs., Inc.</u>, Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Telos, Inc., is REVOKED;

the REGISTRATION of the registered securities of Tianrong Building Material Holdings, Ltd. (f/k/a MAS Acquisition XVIII Corp.) is REVOKED;

the REGISTRATION of the registered securities of TSS Ltd. is REVOKED;

the REGISTRATION of the registered securities of Tuff Coat Manufacturing, Inc. (f/k/a Osage Acquisition Corp.), is REVOKED;

the REGISTRATION of the registered securities of Tultex Corp. is REVOKED;

the REGISTRATION of the registered securities of TVA, Inc., is REVOKED;

the REGISTRATION of the registered securities of Tyger Holding, Inc., is REVOKED; and

the REGISTRATION of the registered securities of U.S. Energy Systems, Inc., is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge